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                    KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY
                        1100 Louisiana Street, Suite 4550
                                Houston, TX 77002
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                                December 4, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

    Re: Kayne Anderson Energy Development Company (FILE NO. 814-00725)

    Kayne Anderson Energy Development Company, (the "Company"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Company's fidelity bond for the 2006-2007 year:

    1. A copy of the bond coverage for the Company (the "Bond") (attached as EX99.1).

    2. A copy of the Board meeting resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Company (attached as EX99.2).

    The premium for the Bond was paid through the policy period ending on September 21, 2007.

     Please contact the undersigned at 713-493-2038 if you have any questions concerning this filing.


                                           Sincerely,

                                           /s/ Terry Hart
                                           --------------------------------
                                           Terry Hart
                                           Chief Financial Officer